                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge, PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    Lisa_l_matson@vanguard.com

September 27, 2011

Chad Eskildsen, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard International Equity Index Funds

Dear Mr. Eskildsen:

The following responds to Brion Thompson’s comments of September 12, 2011 on the post-effective amendment of the above-referenced registrant (the “Trust”) and its series, Vanguard FTSE All-World ex-US Index Fund (the “Fund”).  Mr. Thompson commented on Post-Effective Amendment No. 76, which was filed on July 25, 2011 pursuant to Rule 485(a).

Comment 1:   Prospectus – Cover

Comment:       There are two dates on the cover of the Prospectus. Please verify that there will only be one date on the cover at the 485(b) filing.

Response:        The second date included on the cover of the Prospectus is pursuant to the language required for a preliminary prospectus filing. The “subject to completion” language and date will be removed upon effectiveness.

Comment 2:   Prospectus – Fund Summary – Fee Table

Comment:       The figures for Management Expenses are different between Investor Shares and Admiral Shares. Confirm that the advisory fee is the same for each share class.

Response:        The advisory fee allocated to each share class is the same.

Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-5284 with any questions or comments regarding the above responses and explanations.

Sincerely,

Lisa L. B. Matson

Associate Counsel

The Vanguard Group, Inc.

cc:        Brion Thompson, Esq.